March 9, 2012 Via EDGAR and Courier	Stephen L. Palmer D 617.951.9211 F 617.951.9019 stephen.palmer@klgates.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Branch Chief

Re:	Annie’s, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 9, 2012
File No. 333-178270

Ladies and Gentlemen:

On behalf of Annie’s, Inc., a Delaware corporation (the “Company”), we hereby notify the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we are filing Amendment No. 4 to the Company’s Registration Statement on Form S-1 (file no. 333-178270) (the “Registration Statement”), which was originally filed with the Commission on December 1, 2011 and amended on January 18, 2012, on February 2, 2012 and on February 24, 2012, simultaneously with this letter.

The changes reflected in Amendment No. 4 include updates to certain share and option disclosures as a result of the Company’s March 7, 2012 common stock split, which was effected as a stock dividend of 0.239385 shares of common stock for each share of common stock, as well as other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement. For the convenience of the Staff and to facilitate further the Staff’s review of Amendment No. 4, the Company is supplementally providing with this letter a marked copy of Amendment No. 4 that highlights the Company’s revised disclosure.

Supplementally, the Company advises the Commission that it anticipates the initial public offering price of its common stock will be between $14.00 and $16.00 per share, with a midpoint of $15.00. The Company anticipates that the aggregate offering size will be 5,000,000 shares, with the Company selling 1,066,667 shares (or $16 million based on the anticipated midpoint), and the selling stockholders selling 3,933,333 shares (or $59 million based on the anticipated midpoint). The underwriters are expected to have an option to purchase a maximum of an additional 15%, or 750,000 shares, from the selling stockholders to cover overallotments, if any.

United States Securities and Exchange Commission

Division of Corporation Finance

March 9, 2012

Any questions regarding the matters addressed in this letter or the Registration Statement may be directed to the undersigned by telephone at (617) 951-9211 or by facsimile at (617) 951-9019.

Respectfully submitted, /s/ Stephen L. Palmer Stephen L. Palmer

(Attachment)

cc: w/enclosure:

Paul Monsour, Division of Corporation Finance, U.S. Securities and Exchange Commission

John Foraker, Chief Executive Officer, Annie’s, Inc.

Kelly Kennedy, Chief Financial Officer, Annie’s, Inc.